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                                                               EXHIBIT 99




FOR IMMEDIATE RELEASE                           CONTACT:  WILLIAM R. HURD
                                                          (313) 871-8400

                           CARACO ANNOUNCES AGREEMENT

     Detroit, MI, July 9, 1997 -- Caraco Pharmaceutical Laboratories, Ltd. (Bulletin Board: CARA) today announced that it has received conditional approval from the Economic Development Corporation (EDC) and the City Council of Detroit for the deferment of Caraco's present HUD mortgage loan administered through the EDC. The agreement allows Caraco to postpone payments until February 1999 or sooner if Caraco reaches certain profitability levels.

     This agreement, if finalized, will enable Caraco to proceed with the Sun Pharma of India transactions. Upon final approval by the Reserve Bank of India
(RBI), Sun Pharma has agreed to provide a cash and technology infusion to Caraco for the development of future products and on-going operations in exchange for 5.3 million shares of Caraco common stock at closing and up to an additional 13.6 million shares over a five year period if certain conditions are satisfied. The final agreements are anticipated to be consummated in August. Either party may terminate at any time prior to closing.

     William R. Hurd, President and Chief Operating Officer, stated that "We are extremely pleased with this conditional approval by the EDC and the City of Detroit, If consummated, the agreement between Caraco and Sun Pharma will enable Caraco to continue the progress it has made in developing products for the pharmaceutical market and will provide us with a valuable technological resource through the Sun Pharma product development network. The Capital and Technology infused will help the corporation to meet current and future goals".

     Sun Pharma is a highly integrated pharmaceutical company specializing in active substance manufacturing, pharmaceutical development, and marketing. It has a strong market base with products in neurology and psychiatry, cardiology, gastroenterology, oncology, and anti-infectives.

     Caraco Pharmaceutical Laboratories, Ltd., is engaged in the developing, manufacturing, and marketing generic drugs for the ethical and over-the-counter markets. Among Caraco's products are Nifedipine, a calcium channel blocker for the cardiovascular market; SureLac(TM), a lactase enzyme tablet which permits enjoyment of dairy products without discomfort; Metoprolol Tartrate Tablets, for the cardiovascular market; and additional products used for pain relief, infection, and coughs and colds.